UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 20, 2017

Information furnished on this form:

EXHIBITS

Exhibit
Number

1.	Changes in Directors

February 20, 2017

To All Persons Concerned,

Name of Company:	Kyocera Corporation

Name of Representative:	Goro Yamaguchi, President and Director
(Code number: 6971, the First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group (Tel: +81-75-604-3500)

Changes in Directors

This is to advise you that Kyocera Corporation (President: Goro Yamaguchi) has unofficially decided to change its directors as set forth below in order to strengthen its management organization:

1.	Changes in Directors

The following changes will be made effective as of April 1, 2017, pursuant to the approval of the board of directors at a meeting to be held on February 24, 2017.

Name	New Title(s)	Current Titles
Goro Yamaguchi	Chairman and Representative Director	• President and Representative Director • President and Executive Officer

Hideo Tanimoto	• President and Representative Director • President and Executive Officer	• Director • Managing Executive Officer

2.	Directors to Resign

The following directors are scheduled to resign from the board of directors at the annual general meeting of shareholders to be held in June 2017.

Name	New Title*	Current Title
Tetsuo Kuba	Corporate Advisor	Chairman and Representative Director

Tatsumi Maeda	Advisor	Vice Chairman and Representative Director

*	Tetsuo Kuba will resign as the Chairman and Representative Director, and become a Corporate Advisor and Director as of April 1, 2017. He is scheduled to resign from the board of directors at the annual general meeting of shareholders to be held in June 2017.
*	Tatsumi Maeda will resign as the Vice Chairman and Representative Director, and become a Director as of April 1, 2017. He is scheduled to resign from the board of directors and become an Advisor at the annual general meeting of shareholders to be held in June 2017.

1

3.	Brief Personal History of New President and Representative Director

Name:	Hideo Tanimoto

Date of Birth:	March 18, 1960

Education:	Graduated from Sophia University (Japan) with a degree in Science and Technology in March 1982

Birthplace	Nagasaki City, Nagasaki Prefecture, Japan

Career:

Mar. 1982	Joined Kyoto Ceramic Co., Ltd. (now Kyocera Corporation)

Feb. 2007	General Manager of Ceramics Division 2, Corporate Fine Ceramics Group

Apr. 2014	General Manager of Corporate Fine Ceramics Group [present]

Apr. 2015	Executive Officer

Apr. 2016	Managing Executive Officer [present]

Jun. 2016	Director [present]

Apr. 2017	• President and Representative Director [scheduled]

• President and Executive Officer [scheduled]

Number of Company shares held:

2,649 (as of January 30, 2017)

* The number of shares in his ownership is part of the Stock Purchase Plan for Kyocera Group Executives.

2